# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Evolution Global Acquisition Corp, CIK 0002077954
CUSIP: G3226F101
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 2727 LBJ Freeway Suite 1010, Farmers Branch, Texas (TX), 75234
Date of event which requires filing of this statement: 11/10/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002076725

## Reporting persons
- Evolution Sponsor Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 8,000,000; shared voting power 0; sole dispositive power 8,000,000; shared dispositive power 0; aggregate amount beneficially owned 8,000,000 (25% of the class)
  Comment: 1) Consists of 8,000,000 Class B ordinary shares, $0.0001 par value per share (the "Class B Shares") held by Evolution Sponsor Holdings LLC, a Cayman Islands limited liability, and the sponsor of the issuer. The Class B shares will automatically convert into Class A ordinary shares of the issuer, $0.0001 par value per share (The "Class A Shares") upon consummation of the issuer's initial business combination. Evolution Capital Pty Ltd. is the managing member of Evolution Sponsor Holdings LLC. Stephen M. Silver is the managing member of Evolution Capital Pty Ltd, and has voting and investment power over the Class B shares held by Evolution Sponsor Holdings LLC.
  
  (2) Based on 32,000,000 ordinary shares of the issuer deemed to be outstanding, including (i) 24,000,000 Class A Shares issued in the public offering, and (ii) 8,000,000 Class B Shares, as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on November 10, 2025. The Class B shares will automatically convert into Class A ordinary shares upon consummation of the issuer's initial business combination.
- Stephen Silver: type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); sole voting power 8,000,000; shared voting power 0; sole dispositive power 8,000,000; shared dispositive power 0; aggregate amount beneficially owned 8,000,000 (25% of the class)
  Comment: 1) Consists of 8,000,000 Class B ordinary shares, $0.0001 par value per share (the "Class B Shares") held by Evolution Sponsor Holdings LLC, a Cayman Islands limited liability, and the sponsor of the issuer. The Class B shares will automatically convert into Class A ordinary shares of the issuer, $0.0001 par value per share (The "Class A Shares") upon consummation of the issuer's initial business combination. Evolution Capital Pty Ltd. is the managing member of Evolution Sponsor Holdings LLC. Stephen M. Silver is the managing member of Evolution Capital Pty Ltd, and has voting and investment power over the Class B shares held by Evolution Sponsor Holdings LLC.
  
  (2) Based on 32,000,000 ordinary shares of the issuer deemed to be outstanding, including (i) 24,000,000 Class A Shares issued in the public offering, and (ii) 8,000,000 Class B Shares, as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on November 10, 2025. The Class B shares will automatically convert into Class A ordinary shares upon consummation of the issuer's initial business combination.

## Item 1. Issuer
Name of issuer: Evolution Global Acquisition Corp
Address of issuer's principal executive offices: 2727 LBJ Freeway Suite 1010, Farmers Branch, TX 75234

## Item 2. Person Filing
Name of person filing:
Evolution Sponsor Holdings LLC

Stephen Marc Silver
Address of principal business office or, if none, residence:
c/o Evolution Global Acquisition Corp
2727 LBJ Freeway Suite 1010, Farmers Branch, TX 75234
Citizenship:
Evolution Sponsor Holdings LLC - Cayman Islands
Stephen Marc Silver - Australia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Evolution Sponsor Holdings LLC- 6,666,667

Stephen Marc Silver- 8,000,000

Consists of 8,000,000Class B ordinary shares, $0.001 par value per share (the "Class B Shares") held by Evolution Sponsor Holdings LLC, a Cayman Islands limited liability, and the sponsor of the issuer. The Class B shares will automatically convert into Class A ordinary shares of the issuer, $0.0001 par value per share (The "Class A Shares") upon consummation of the issuer's initial business combination.

Stephen Silver is the managing member of Evolution Capital Pty Ltd, the managing member of Evolution Sponsor Holdings LLC, and has voting and investment power over the Class B shares held by Evolution Sponsor Holdings LLC.
Percent of class:
Evolution Sponsor Holdings LLC - 25%

Stephen Silver- 25%

The foregoing percentages are based on 32,000,000 Class A ordinary shares outstanding as reported on the Issuer's final prospectus dated November 10, 2025.
Sole power to vote or to direct the vote:
Evolution Sponsor Holdings LLC- 8,000,000

Stephen Marc Silver- 8,000,000
Shared power to vote or to direct the vote:
Evolution Sponsor Holdings LLC -0

Stephen Silver- 0
Sole power to dispose or to direct the disposition:
Evolution Sponsor Holdings LLC - 8,000,000

Stephen Silver - 8,000,000
Shared power to dispose or to direct the disposition:
Evolution Sponsor Holdings LLC - 0

Stephen Silver - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Evolution Sponsor Holdings LLC: /s/ Stephen Silver, Authorized signatory of Evolution Capital Pty Ltd, Managing Member (11/24/2025)
- Stephen Silver: /s/ Stephen Silver, Stephen Silver, CEO (11/24/2025)
Comment: Exhibit 1 Joint Filing Agreement